Exhibit 99.2

RECENT DEVELOPMENTS

Argentina: TOTAL sanctions the development of Vaca Muerta shale resources and increases its participation.

On April 27, 2017, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”), announced having sanctioned the development of the first phase of the operated Aguada Pichana Este license in the giant Vaca Muerta shale play in Argentina. Moreover, the Group will also increase its interest in the license from 27.27% to 41%.

Gas production from the project will be treated at the existing Aguada Pichana gas plant which will thus reach its full capacity of 16 million cubic meters per day (100,000 barrels equivalent per day).

TOTAL’s decision follows the announcement by the Argentine Ministry of Energy and Mines of the “Program for Stimulation of Unconventional Gas Developments” which guarantees gas prices until 2021.

As part of the project, the Aguada Pichana partners (Total Austral S.A. 27.27%, YPF S.A. 27.27%, Wintershall Energia S.A. 27.27% and Panamerican Energy LLC 18.18%) have entered into a memorandum of understanding that includes an increase of TOTAL’s participation to 41% in the Aguada Pichana Este project being developed. The agreement remains subject to the approval of Neuquen Province authorities.

Total Energy Ventures invests in Xee and strengthens its mobility portfolio

On April 27, 2017, TOTAL announced that Total Energy Ventures (TEV), the venture capital arm of TOTAL that invests in start-ups, has acquired an interest in Xee, an open platform that collects, processes and manages data from connected vehicles.

Founded in Lille, France, in 2012, Xee creates value for its clients by optimizing their operations and suggesting to them new offerings. Potential customers include auto service centers and vehicle fleet managers who want to develop predictive maintenance solutions, insurers looking to provide pay-as-you-drive solutions and businesses interested in real-time marketing.

This funding round will enable Xee to accelerate the commercial deployment of its platform begun in 2016, invest to maintain its technological lead and expand the use of artificial intelligence to manage data. TOTAL will sit on the company’s Board of Directors as an observer.

TOTAL announces its 2017 first interim dividend

The Board of Directors of TOTAL S.A. met on April 26, 2017, and approved a 2017 first interim dividend of €0.62 per share. This interim dividend, unchanged compared to the proposed 2016 final dividend and representing an increase of 1.6% compared to the 2016 first interim dividend, is payable in euro according to the following timetable:

●	ex-dividend date: September 25, 2017;
●	record date: September 22, 2017; and
●	payment date in cash or shares issued in lieu of cash: October 12, 2017.

Pending the approval of the 4th resolution at the Annual Shareholders’ Meeting of May 26, 2017, the Board of Directors will meet on September 20, 2017, to:

●	declare the 2017 first interim dividend;
●	offer, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders to receive the 2017 first interim dividend in cash or in new shares of the Company;
●

set the issuance price of the new shares with a discount between 0% and 10% based on the average opening price on Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the 2017 first interim dividend;

●	set the period for exercising the option from September 25, 2017 to October 4, 2017, both dates inclusive; and;
●	decide the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend as from October 12, 2017.

American Depositary Receipts (“ADRs”) will receive the 2017 first interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

●	ADR ex-dividend date: September 21, 2017;
●	ADR record date: September 22, 2017; and
●	ADR payment date in cash or shares issued in lieu of cash: October 19, 2017.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

ISE Group, TOTAL and SunPower start up the Nanao solar power plant in Japan

On April 19, 2017, ISE Group, TOTAL and SunPower announced having started up a 27-megawatt-peak photovoltaic power plant in Nanao on Japan’s Honshu Island. Completed one year after the beginning of construction, the plant will generate clean and reliable electricity to serve thousands Japanese households on the island.

The Nanao plant is jointly owned by ISE Group, which holds 50 percent interest, with TOTAL and SunPower each holding a 25 percent interest.

The ground-mounted solar power plant has been designed to fully meet the stringent Japanese earthquake-resistant building standards. Constructed on 25 hectares of land owned by ISE Group, the facility is now entirely connected to the electricity distribution grid and began supplying power through more than 80,000 high-efficiency SunPower solar panels.

South Korea: TOTAL-Hanwha joint venture invests $450 million to expand its refining & petrochemicals platform

On April 12, 2017, TOTAL announced that Hanwha Total Petrochemical, a 50/50 joint venture between Hanwha and TOTAL, will invest to expand its Daesan refining & petrochemicals integrated platform. The planned $450 million investment will increase the site’s ethylene capacity by 30% to 1.4 million tons per year.

Daesan is one of TOTAL’s six world-class integrated platforms and a strategic asset for Hanwha. This site is comprised of a highly flexible condensate splitter, a competitive steam cracker and polymers, styrene and aromatics units.

The extension will significantly increase the site’s flexibility, enabling it to process competitively priced propane feedstock which is abundantly available, notably due to the shale gas revolution in the United States. The expansion project is set to be completed by mid-2019.

The additional ethylene production will meet local demand and also supply the nearby fast-growing Chinese market which imports a significant part of its ethylene requirements.

Sonatrach and TOTAL sign partnership agreement

Sonatrach (Société Nationale pour la Recherche, la Production, le Transport, la Transformation et la Commercialisation des Hydrocarbures), Algeria’s state energy company, and TOTAL announced on April 10, 2017 that they signed a comprehensive agreement strengthening the existing partnership between the two companies.

The agreement enables SONATRACH and TOTAL to expand their partnership by progressing new upstream projects, notably with a new contractual framework for the Timimoun project, continued joint operations for the TFT field under a new agreement and joint development of a new project, as well as the amicable settlement of outstanding differences between the two companies.

The accord also enhances cooperation in other areas including exploration, petrochemicals, solar and international developments.

The agreement underscores the willingness of SONATRACH and TOTAL to continue to work together to further develop and strengthen their historic partnership.

TOTAL introduces natural gas fuel for trucks and transporters in France and continues expansion in Europe

On April 6, 2017, TOTAL announced that it had officially inaugurated on April 5, 2017 its first natural gas fueling station in France, in Nantes. Natural gas fuel is an alternative fuel primarily used by trucks and transporters of materials or goods, such as garbage trucks, and passengers, such as buses. Another 15 stations are planned to be opened in 2017, followed by an additional 10 a year. The aim is to create a network of 110 outlets — either TOTAL or AS24, the Group affiliate specialized in marketing fuel to truckers and transporters — supplying natural gas fuel in France.

200 new natural gas fueling stations in Europe

TOTAL already has a network of 450 natural gas fueling stations worldwide. The Group markets compressed natural gas (CNG) in Germany, the Netherlands, Belgium, Egypt, Pakistan and now in France. It opened its first liquefied natural gas (LNG) fueling station in 2015, in Belgium, near the port of Antwerp.

TOTAL intends to continue the deployment of a dense enough network to meet the needs of its customers. The Group plans to open more than 200 natural gas fueling stations, including 110 in France. Its target market is the transportation sector in Europe, where it could leverage its existing network of more than 9,000 retail outlets for businesses and consumers. The priorities will be accelerating growth in markets where TOTAL is already active in natural gas fuel (Germany and the Benelux countries) and further expansion in France, where demand is expected to grow in response to the requirements of the E.U. directive of October 22, 2014 on the deployment of alternative fuels infrastructure.

Results of the option to receive the 2016 third interim dividend in shares

The Board of Directors of TOTAL met on March 15, 2017, and declared a 2016 third interim dividend of €0.61 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of May 24, 2016, the option for shareholders to receive the 2016 third interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from March 20, 2017 to March 29, 2017. At the end of the option period, 60% of rights were exercised in favor of receiving the payment for the 2016 third interim dividend in shares.

19,800,590 new shares were issued, representing 0.8% of the Company’s share capital on the basis of the share capital as of March 22, 2017. The share price for the new shares issued as payment of the 2016 third interim dividend was set at €44.64 on March 15, 2017. The price is equal to the average opening price on Euronext Paris for the preceding twenty trading days, reduced by the amount of the interim dividend, with a 5% discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on April 6, 2017. The shares carried immediate dividend rights and were fully assimilated with existing shares already listed.

The remaining 2016 third interim cash dividend to be paid to shareholders who did not elect to receive this interim dividend in shares amounts to €601 million and the date for the payment in cash was April 6, 2017.

TOTAL and Pavilion Energy ink MOU on LNG bunkering cooperation

On April 4, 2017, TOTAL announced that Total Marine Fuels Global Solutions and Pavilion Gas signed a Memorandum of Understanding (MOU) on LNG bunkering cooperation in Singapore. Under the MOU, Pavilion Gas, a wholly-owned subsidiary of Pavilion Energy, will supply LNG as a bunker fuel to Total Marine Fuels Global Solutions, TOTAL’s affiliate in charge of worldwide bunkering activities, for LNG deliveries to its marine fuel customers in the port of Singapore. The parties may explore further cooperation in logistics for LNG bunkering activities.

The MOU was signed by Patrick Pouyanné, Chairman and CEO of TOTAL, and Seah Moon Ming, CEO of Pavilion Energy and Pavilion Gas, on the sidelines of GASTECH 2017 in Tokyo, Japan. In 2016, Pavilion Gas was awarded an LNG bunker supplier license by the Maritime Port Authority of Singapore (MPA). Pavilion Gas was also appointed by the Singapore Energy Market Authority (EMA) as an LNG importer for Singapore. TOTAL is a global gas player, involved across the entire LNG chain, from extracting natural gas onshore and offshore to processing plants where it is liquefied, stored and shipped in a fleet of specially designed carriers to regasification terminals for delivery to business customers.

With the International Maritime Organisation’s (IMO) 0.5% global sulphur cap on marine fuels coming into force in 2020, LNG is set to play a significant role in the energy mix for the maritime sector. LNG as a marine fuel significantly reduces harmful emissions of sulphur oxides (SOx), nitrogen oxides (NOx) and CO2 and particulate matter compared to traditional bunker fuels.

USA: $1.7 billion investment to expand TOTAL’s petrochemicals activities in Texas

On March 27, 2017, TOTAL announced having entered into a partnership with Borealis and Nova to form a joint venture with the aim of building an ethane steam cracker and a new Borstar® polyethylene unit on the US Gulf Coast. TOTAL is expected to hold a 50% interest in the new joint venture.

More precisely, the joint venture will include:

●	building a new 1 Mt/y ethane steam cracker in Port Arthur, Texas;
●	TOTAL’s existing polyethylene 400 kt/y plant in Bayport, Texas; and
●	building a new 625 kt/y Borstar® polyethylene plant on the Bayport site, Texas.

The joint venture is expected to be established in late 2017 (pending regulatory approvals) and the final investment decision on the Borstar® polyethylene plant will be taken simultaneously.

The $1.7 billion new cracker is scheduled to start up in 2020 and will create around 1,500 jobs during peak engineering and construction activity. The engineering, procurement and construction contract (EPC) of the ethane steam cracker has been awarded by TOTAL to CB&I.

The new cracker will be built alongside TOTAL’s Port Arthur refinery and TOTAL/BASF existing steam cracker. By leveraging synergies with its existing world-class integrated platform in Texas, TOTAL is set to optimize capital expenditure and deliver one of the most competitive cracker projects in the United States.

The abundance of available gas in the United States as result of the shale revolution provides two competitive advantages for petrochemicals: access to low-cost energy to run the facilities and competitively priced ethane feedstock.

TOTAL quarterly ex-dividend dates for 2018 dividend

On March 22, 2017, TOTAL announced that, subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2018 will be:

●	September 25, 2018;
●	December 18, 2018;
●	March 19, 2019; and
●	June 11, 2019.

The above ex-dividend dates relate to TOTAL shares traded on Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2017 relative to TOTAL shares traded on Euronext Paris will be:

●	September 25, 2017;
●	December 19, 2017;
●	March 19, 2018; and
●	June 11, 2018.

New organization for the Group, creation of the Gas, Renewables & Power segment, and business segments’ restated key figures for the years 2015 and 2016

In order to implement its strategy, TOTAL has put in place a new organization fully effective since January 1, 2017, structured around four business segments following the creation of the Gas, Renewables & Power segment, alongside the Exploration & Production, Refining & Chemicals and Marketing & Services segments.

The Gas, Renewables & Power segment spearheads TOTAL’s ambitions in low-carbon businesses by expanding in downstream gas and renewable energies as well as in energy efficiency businesses. This segment brings together the Gas and New Energies divisions (excluding biotechnologies) and a new Innovation & Energy efficiency division. A new Biofuels division now regroups within the Refining & Chemicals segment all the bioenergies activities.

Certain figures for the years 2015 and 2016 have been restated in order to reflect the new organization with four business segments. These restated data have been derived from TOTAL’s internal reporting system and have not been audited by the statutory auditors. They are presented solely for information purposes.

●	Exploration & Production

In millions of dollars	2015	2016	1Q16	2Q16	3Q16	4Q16
Adjusted operating income	4,481	2,349	47	499	714	1,089
Effective tax rate(a)	48.2%	27.7%	-48.2%	-0.2%	30.5%	47.1%
Adjusted net operating income	4,330	3,217	386	1,043	781	1,007
Including income from equity affiliates	1,662	1,363	260	433	241	429
Investments(b)	24,233	16,085	4,235	3,533	3,484	4,833
Divestments	2,880	2,187	818	446	105	818
Cash flow from operations	11,567	9,010	2,101	595	2,275	4,039

(a)	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
(b)	Including acquisitions and increases in non-current loans.
(c)	Operating cash flow before working capital changes, previously referred to as adjusted cash flow from operations, is defined as cash flow from operating activities before changes in working capital at replacement cost.

●	Gas, Renewables & Power

In millions of dollars	2015	2016	1Q16	2Q16	3Q16	4Q16
Adjusted operating income	572	288	35	2	124	127
Adjusted net operating income	567	439	73	43	191	132
Investments	588	1,221	147	95	1,097	(118)
Divestments	418	166	98	6	33	29
Cash flow from operations	(384)	538	(329)	111	24	732

●	Refining & Chemicals

In millions of dollars	2015	2016	1Q16	2Q16	3Q16	4Q16
Adjusted operating income	5,649	4,366	1,297	965	890	1,214
Adjusted net operating income	4,839	4,195	1,130	1,018	916	1,131
Investments	1,875	1,861	261	480	554	566
Divestments	3,494	88	29	23	21	15
Cash flow from operations	6,435	4,585	(419)	1,561	1,697	1,746

●	Marketing & Services

In millions of dollars	2015	2016	1Q16	2Q16	3Q16	4Q16
Adjusted operating income	1,972	1,926	392	512	507	515
Adjusted net operating income	1,591	1,599	289	420	444	406
Investments	1,267	1,245	251	251	243	500
Divestments	767	424	36	294	29	65
Cash flow from operations	2,323	1,754	580	261	573	340

Clerical correction to reserves table

The balance of proved developed and undeveloped reserves as of December 31, 2013 provided on page 313 of TOTAL’s Registration Document for the year ended December 31, 2016 and page 313 of Exhibit 15.1 to TOTAL’s Form 20-F filed on March 17, 2017, included a clerical error, as indicated below:

Consolidated subsidiaries

Proved developed and undeveloped reserves	Europe and Central Asia (excl. Russia)	Russia	Africa (excl. North Africa)	Middle East and North Africa	Americas	Asia-Pacific	Total
Balance as of 12/31/13 – Brent at 108.02 $/b
Original version	25	1,758	345	86	211	3,556
Correction	1,131	25	1,758	345	86	211	3,556

New electronic versions of TOTAL’s Registration Document and TOTAL’s Form 20-F for the year ended December 31, 2016 were posted on TOTAL’s website to reflect this correction.